

March 27, 2013

Chad M. Lindbloom- Chief Financial Officer
C. H. Robinson Worldwide, Inc.
14701 Charlson Road
Eden Prairie, Minnesota 55347

> **Re:** **C. H. Robinson Worldwide, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-23189**

Dear Mr. Lindbloom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012
Note 8: Acquisitions and Divestures, page 48

1. With respect to the October 2012 divestiture of T-Chek Systems, Inc. ("T-Chek"), we note you sold substantially all of the operations of this subsidiary, which represented a majority of the Payment Services business. As a result, we are unclear as to why the divestiture of this subsidiary was not reflected as a discontinued operation. In complete and clear detail, please specifically address your consideration of the guidance in ASC Topic 205-20-45-1 in not classifying this divestiture as a discontinued operation. If there is continuing involvement in this business, please tell us and disclose how you consider your involvement to be of a significant nature.

2. In connection with the divestiture of T-Chek, please disclose in the notes the amount of revenues and pre-tax income (loss) of this disposal group in each of the financial statement periods.

3. Furthermore, you should consider revising your Consolidated Statements of Operations and Comprehensive Income to separately classify the highly material gain on divestiture of T-Chek. In this regard, we believe that the inclusion of the gain on divestiture within the line caption of "Investment & Other Income" may not provide an appropriate description of this item and its separate classification would eliminate the presentation of a non-GAAP financial measure (page 22) for this caption in Item 6 – Selected Financial Data.

Form 8-K dated October 16, 2012

4. We note that, on October 16, 2012, you sold substantially all of the operations of T-Chek for $302.5 million. Instruction 4(i) to Item 2.01 of Form 8-K specifies that a disposition shall be deemed to involve a significant amount of assets if the amount received for the assets upon such disposition exceeds 10% of the total assets of the registrant and its consolidated subsidiaries. Please note that the fair value of the consideration received for T-Chek appears exceed 10% of your total assets. In this regard, Item 9.01(b) of Form 8-K requires that you furnish pro forma financial information required pursuant to Article 11 of Regulation S-X within four business days of the disposition. Therefore, please consider amending your October 16, 2012 Form 8-K (filed October 17, 2012) to furnish pro forma financial statements pursuant to Article 11 of Regulation S-X for the disposition or provide us with substantive support for your conclusion that such transaction does not exceed the 10% investment test set forth in Instruction 4(i) to Item 2.01 of Form 8-K.

5. In the event that pro forma financial statements are required for the disposition of T-Chek in an amendment to the Form 8-K dated October 16, 2012, please note that we would consider your initial Form 8-K to be materially deficient as you would be late in filing your Item 9.01 Financial Statements. As a result, please discuss and pre-clear with the Office of Chief Counsel in the Division of Corporation Finance any questions regarding your eligibility to use Securities Act Forms that are predicated on the current and timely filing of your current and periodic reports.

Form 8-K/A dated January 14, 2013

6. Based on your disclosure in Note 3(a), you indicate that the remaining negative cash balance was offset by the sale of substantially all of the assets of T-Chek for $302.5 million, and that such sale is not reflected within the pro forma financial information. Since the financial statements presented are as of June 30, 2012, if you conclude that the disposition of T-Chek is significant, it appears that you should revise the pro forma financial information (Exhibit 99.2) in this Form 8-K/A to reflect the disposition of T-Chek as well its use of proceeds in financing the acquisition of Phoenix International Freight Services, Ltd. ("Phoenix").

7. In the headnote and note 1 of the pro forma financial information for the Phoenix acquisition, we note that the allocation of the purchase price is preliminary and subject to further adjustments as additional information becomes available and as additional analysis is performed. Furthermore, note 8 in your annual December 31, 2012 financial statements includes disclosure that the "purchase accounting is considered preliminary, subject to revision, mainly with respect to certain working capital adjustments, taxes and goodwill, as final information was not available as of December 31, 2012." As Item 11-02(b)(8) of Regulation S-X requires additional pro forma information that gives effect to the range of possible results, please either provide expanded disclosure of the reasons and range of possible results in which the preliminary allocation of purchase price and its adjustment may revise or disclose management's belief that any revisions will not be material from its preliminary allocation of purchase price and its adjustments.

8. We note that the amount of revenues and costs and expenses reflected in the Phoenix audited historical Consolidated Statement of Income for their fiscal year ended June 30, 2012 (Exhibit 99.2) materially differs from the amounts presented for the four quarterly periods ended June 30, 2012 in the table to note 1 (Basis of Presentation) of the pro forma statements. We also note that you disclose that certain accounting classification conformity adjustments were made. As the amounts contained in Phoenix's historical Consolidated Statement of Income Statement is materially different than the amounts presented in the pro forma statement, please clarify and revise the Form 8-K (A) provide expanded disclosure that reconciles and details the material adjustments between the amounts contained in Phoenix's historical statements to the amounts used in the pro forma financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Joe Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief